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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 5 TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             AREAWIDE CELLULAR, INC.
             ------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                Florida                                 65-0183747
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    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)


        1615 Barclay Boulevard
        Buffalo Grove, Illinois                           60089
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(Address of principal executive offices)                (Zip Code)


         Issuer's telephone number, including area code: (847) 353-7000
                                                         --------------


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class         Name of each exchange on which registered
      -------------------         -----------------------------------------
              None                                   None


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
          ------------------------------------------------------------
                                (Title of Class)


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


Exhibits

Exhibit No.     Description                                          Page Number
-----------     -----------                                          -----------

    2.1 Acquisition Agreement among SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C., Areawide Cellular, Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc. dated September 30, 1997 pursuant to which Areawide LLC acquired assets of Areawide Cellular, Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc.

    2.2 Amendment No. 1 to Acquisition Agreement among SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C., Areawide Cellular Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc. dated September 30, 1997 pursuant to which Areawide LLC acquired assets of Areawide Cellular Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc.

    2.3 Acquisition Agreement among Community Redevelopment Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of January 19, 1998 pursuant to which Areawide acquired Areawide LLC.

    2.4 Amendment No. 1 to Acquisition Agreement among Community Redevelopment Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of January 19, 1998 pursuant to which Areawide acquired Areawide LLC.

    2.5 Amendment No. 2 to Acquisition Agreement among Community Redevelopment Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of January 19, 1998 pursuant to which Areawide acquired Areawide LLC

    3.1         Restated Articles of Incorporation of Areawide
                Cellular, Inc.

    3.2         By-Laws of Areawide Cellular, Inc.


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


    3.3 Articles of Amendment to Articles of Incorporation of Areawide Cellular, Inc. dated August 27, 1999.

    3.4 Articles of Amendment to Articles of Incorporation of Areawide Cellular, Inc. dated September 13, 2000.

   10.1 Authorized Sales and Service Agreement dated October 1, 1997, between Southwestern Bell Mobile Systems, Inc. d/b/a Southwestern Bell Mobile(R)-Chicago and Areawide Cellular, Inc.*

   10.2         Amendment No. 1 to Authorized Sales and Service
                Agreement dated October 1, 1997, between Southwestern Bell Mobile Systems, Inc. d/b/a Southwestern Bell
                Mobile(R)-Chicago and Areawide Cellular, Inc.*

   10.3 Loan Agreement dated October 20, 1998 between Foothill Capital Corporation and LaSalle National Bank, as lenders, and Areawide Cellular, L.L.C., as borrower.

   10.4 Amendment No. 1 to Loan Agreement dated October 20, 1998 between Foothill Capital Corporation and LaSalle National Bank, as lenders, and Areawide Cellular,
                L.L.C., as borrower.

   10.5 Loan Agreement dated October 20, 1998 between Harris Family Areawide L.L.C. and Areawide Cellular, L.L.C.

   10.6         Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.7         Amendment No. 1 to Guaranty of Indebtedness of
                SourceOne Wireless, Inc.

   10.8         Amendment No. 2 to Guaranty of Indebtedness of
                SourceOne Wireless, Inc.

   10.9         Lease with Arthur J. Rogers and Company for 1615
                Barclay Boulevard, Buffalo Grove, Illinois.


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


   10.10 Modification and Extension Agreement dated September 14, 2000 between Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to Loan Agreement referenced in Exhibit 10.3.

   10.11 Modification and Extension Agreement dated September 14, 2000 between Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to Loan Agreement referenced in Exhibit 10.5.

   10.12 Cellular Services Sale Agreement dated July 17, 2000 by and between Areawide Cellular, Inc. and Ameritech Mobile Communications, Inc.*

   10.13        Regional Addendum dated July 17, 2000, between
                Areawide Cellular, Inc. and Ameritech Mobile
                Communications, Inc.*

   10.14 Authorized Agency Agreement dated March 22, 2000, by and between Cingular Wireless, L.L.C. and Areawide Cellular, L.L.C.*

   21.1         Subsidiary of Areawide


* Areawide has filed a request for confidential treatment of portions of these Exhibits.

Each of these Exhibits other than Exhibit 10.1, 10.2, 10.12, 10.13 and 10.14 was filed previously with our initial Form 10-SB filing.


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                              SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

July 31, 2002

                                 AREAWIDE CELLULAR, INC.


                                 By: /s/ Michael Kaplan
                                     ------------------
                                     Michael Kaplan
                                     Co-President and Co-Chief Executive Officer


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                             EXHIBIT INDEX

Exhibit No.     Description                                          Page Number
-----------     -----------                                          -----------

    2.1 Acquisition Agreement among SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C., Areawide Cellular, Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc. dated September 30, 1997 pursuant to which Areawide LLC acquired assets of Areawide Cellular, Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc.

    2.2 Amendment No. 1 to Acquisition Agreement among SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C., Areawide Cellular Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc. dated September 30, 1997 pursuant to which Areawide LLC acquired assets of Areawide Cellular Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging, Inc.

    2.3 Acquisition Agreement among Community Redevelopment Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of January 19, 1998 pursuant to which Areawide acquired Areawide LLC.

    2.4 Amendment No. 1 to Acquisition Agreement among Community Redevelopment Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of January 19, 1998 pursuant to which Areawide acquired Areawide LLC.

    2.5 Amendment No. 2 to Acquisition Agreement among Community Redevelopment Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of January 19, 1998 pursuant to which Areawide acquired Areawide LLC

    3.1         Restated Articles of Incorporation of Areawide
                Cellular, Inc.

    3.2         By-Laws of Areawide Cellular, Inc.


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


    3.3 Articles of Amendment to Articles of Incorporation of Areawide Cellular, Inc. dated August 27, 1999.

    3.4 Articles of Amendment to Articles of Incorporation of Areawide Cellular, Inc. dated September 13, 2000.

   10.1 Authorized Sales and Service Agreement dated October 1, 1997, between Southwestern Bell Mobile Systems, Inc. d/b/a Southwestern Bell Mobile(R)-Chicago and Areawide Cellular, Inc.*

   10.2         Amendment No. 1 to Authorized Sales and Service
                Agreement dated October 1, 1997, between Southwestern Bell Mobile Systems, Inc. d/b/a Southwestern Bell
                Mobile(R)-Chicago and Areawide Cellular, Inc.*

   10.3 Loan Agreement dated October 20, 1998 between Foothill Capital Corporation and LaSalle National Bank, as lenders, and Areawide Cellular, L.L.C., as borrower.

   10.4 Amendment No. 1 to Loan Agreement dated October 20, 1998 between Foothill Capital Corporation and LaSalle National Bank, as lenders, and Areawide Cellular,
                L.L.C., as borrower.

   10.5 Loan Agreement dated October 20, 1998 between Harris Family Areawide L.L.C. and Areawide Cellular, L.L.C.

   10.6         Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.7         Amendment No. 1 to Guaranty of Indebtedness of
                SourceOne Wireless, Inc.

   10.8         Amendment No. 2 to Guaranty of Indebtedness of
                SourceOne Wireless, Inc.

   10.9         Lease with Arthur J. Rogers and Company for 1615
                Barclay Boulevard, Buffalo Grove, Illinois.


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


   10.10 Modification and Extension Agreement dated September 14, 2000 between Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to Loan Agreement referenced in Exhibit 10.3.

   10.11 Modification and Extension Agreement dated September 14, 2000 between Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to Loan Agreement referenced in Exhibit 10.5.

   10.12 Cellular Service Sales Agreement dated July 17, 2000 by and between Areawide Cellular, Inc. and Ameritech Mobile Communications, Inc.*

   10.13 Regional Addendum to Cellular Service Sales Agreement dated July 17, 2000, between Areawide Cellular, Inc. and Ameritech Mobile Communications, Inc.*

   10.14 Authorized Agency Agreement dated March 22, 2001, by and between Cingular Wireless, L.L.C. and Areawide Cellular, L.L.C.*

   21.1         Subsidiary of Areawide


* Areawide has filed a request for confidential treatment of portions of these Exhibits.

Each of these Exhibits other than Exhibit 10.1, 10.2, 10.12, 10.13 and 10.14 was filed previously with our initial Form 10-SB filing.


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